Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

Telephone:	(713) 651-5151	Facsimile:	(713) 651-5246

August 6, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549
Attention:	H. Roger Schwall, Assistant Director
John P. Lucas, Staff Attorney

Via EDGAR

Re:	Enbridge Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 19, 2009
Response Letter dated April 28, 2009
File No. 1-10934

Dear Ladies and Gentlemen:

We write this letter on behalf of Enbridge Energy Partners, L.P. to respond to the comment letter received from the staff on July 7, 2009, relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and to our April 28, 2009 response to the comment letter received from the staff on March 31, 2009. We have responded to each comment by number. For the convenience of the staff, we have repeated the comment immediately preceding the applicable response.

In this letter, we refer to Enbridge Energy Partners, L.P. and Enbridge Inc. and its subsidiaries and affiliates as set forth below:

Enbridge Inc.	Enbridge or ENB

Enbridge Energy Company, Inc.	EECI or our general partner

Enbridge Employee Services, Inc.	EES

Enbridge Energy Management, L.L.C.	EEM or Enbridge Management

Enbridge Operational Services, Inc.	EOSI

United States Securities Exchange Commission

August 6, 2009

Enbridge Pipelines Inc.	EPI

Enbridge Energy Partners, L.P.	EEP, we, us, our or the Partnership

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	We note your response to prior comment one. Please confirm that you will include the structure chart you provided staff in future filings.

EEP confirms that it will include in future filings a current structure chart as was provided to the staff in our April 28, 2009 response to the comment letter received from the staff on March 31, 2009.

Compensation Discussion and Analysis, page 105

2.	We note your response to prior comment 2. Because the compensation policies of Enbridge Inc. are material to an understanding of the compensation of your NEOs, please provide full 402(b) disclosure. See Item 402(b)(1) and Instructions 1 and 2 to Item 402(b).

As discussed with John Lucas of the staff by telephone on July 13, 2009, we are attaching to this letter as Annex A a proposed expanded Compensation Discussion and Analysis that EEP would use in future filings.

3.	Please provide a clearer and more comprehensive explanation of the process of and relationship between budgeting and reimbursement for the services provided by your executives, particularly with regard to the flow of payments from entity to entity.

Please see “Service Agreements and Allocation of Compensation to the Partnership” in the proposed expanded Compensation Discussion and Analysis attached to this letter as Annex A and the proposed expanded Other Related Party Transactions attached to this letter as Annex B as examples of the disclosure that EEP would propose to make in future filings.

4.

We note your response to prior comment 4, specifically that EEM’s board does not evaluate the reasonableness of the various elements of executive compensation paid to your NEOs. In contrast, we note your statement on

United States Securities Exchange Commission

August 6, 2009

page 105 that EEM’s board has “responsibility for evaluating and determining the reasonableness of the total amount we are charged for managerial, administrative and operational support, including compensation of the NEOs.” Such disclosure seems to suggest that, while EEM’s board may not review the reasonableness of the various elements of executive compensation, EEM’s board does evaluate the reasonableness of total compensation paid to your NEOs as a subset of the determination of the reasonableness of the overall budget. If this is correct, please provide further explanation of how EEM’s and EECI’s boards evaluate the reasonableness of compensation that ENB awards to your NEOs and for which you provide full reimbursement. If this is incorrect, please explain how EEM’s and EECI’s boards are able to evaluate the overall reasonableness of the total budgeted costs without looking to the specific elements that comprise the total figure.

EEM’s board reviews the aggregate EEP budget, which includes the total compensation of all individuals providing services to EEP that will be reimbursed under the service agreements. The board does not receive or review amounts for each NEO individually or for all of the NEOs as a group. Please see the proposed expanded Compensation Discussion and Analysis attached to this letter as Annex A, which provides clarifying disclosure of the review process.

5.	Please include a discussion explaining why there is no true-up process to reconcile beginning-of-year budget estimates, used to calculate the budgeted allocation rate, to end-of-year performance results and compensation awards.

Please see the second and fifth paragraphs under “Service Agreements and Allocation of Compensation to the Partnership” in the proposed expanded Compensation Discussion and Analysis attached to this letter as Annex A.

6.	For each NEO, state what percentage of their time is actually spent working on partnership matters, as well as the corresponding compensation they earn for that work, as opposed to referencing only the budgeted allocation rate. In addition, state, if true, that the partnership may be paying for more or less of the NEOs’ time than they actually devote to the partnership.

Please see the second paragraph under “Service Agreements and Allocation of Compensation to the Partnership” in the proposed expanded Compensation Discussion and Analysis attached to this letter as Annex A. In addition, EEP plans to add a column in, or a footnote to, the Summary Compensation Table to include the approximate percentage of time spent by each NEO on EEP matters in each of the years presented.

United States Securities Exchange Commission

August 6, 2009

Index of Exhibits, page 129

7.	We note your response to prior comment 7 and direct your attention to Item 601(b)(10)(iii)(a), which states, “Any … compensatory plan … in which any … named executive officers … participates shall be deemed material and shall be filed.” Your named executive officers participate in these compensatory plans, and therefore, it appears they must be filed.

On July 27, 2009, EEP filed these compensatory plans of Enbridge in which the NEOs participate as exhibits to its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

EEP acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the staff has questions regarding the foregoing, please contact Laura J. McMahon (713/651-5658) of this firm.

Very truly yours,
/s/ Fulbright & Jaworski L.L.P.
Fulbright & Jaworski L.L.P.

Enclosures

cc:	Mark Maki

Annex A

COMPENSATION DISCUSSION AND ANALYSIS

General

We are a master limited partnership and do not employ directly any employees nor do we have executive officers or directors. We are managed by Enbridge Management, as delegate of our general partner, and the Named Executive Officers, or NEOs, are executive officers of Enbridge Management and our general partner. Similarly, the directors are members of the boards of directors of Enbridge Management and our general partner. Our general partner and Enbridge Management are subsidiaries of Enbridge, and we are a business unit of Enbridge. Our general partner, Enbridge Management and Enbridge, through its affiliates, provide us with managerial, administrative, operational and director services pursuant to service agreements among them and us. Pursuant to these service agreements, we reimburse our general partner, Enbridge Management and affiliates of Enbridge for the costs of these managerial, administrative, operational and director services, which costs include a portion of the compensation of the NEOs.

The boards of directors of Enbridge Management and our general partner do not have compensation committees, nor do they have responsibility for approving the elements of compensation with respect to the NEOs presented in the tables following this discussion. The boards of directors of Enbridge Management and our general partner, as part of our annual budgeting process, however, do have responsibility for evaluating and determining the reasonableness of the aggregate EEP budget. The budget includes compensation amounts to be allocated to us for managerial, administrative and operational support to be provided by our general partner, Enbridge Management and Enbridge and its affiliates pursuant to the service agreements mentioned above. The budgeted amount of total compensation includes the portion of the compensation of the NEOs that will be allocated to us and is discussed in more detail below.

Since we do not have direct employees or directors, and our general partner and Enbridge Management do not have responsibility for approving the elements of compensation with respect to the NEOs, we, our general partner and Enbridge Management do not have compensation policies. The compensation policies and philosophy of Enbridge govern the types and amounts of compensation granted to each of the NEOs. The NEOs at December 31, 2008 were:

Stephen J. J. Letwin, Managing Director

Terrance L. McGill, President

Stephen J. Wuori, Executive Vice President—Liquids Pipelines

Mark A. Maki, Vice President, Finance

Al Monaco, Executive Vice President—Major Projects

Messrs. Letwin, Wuori and Monaco are also named executive officers of Enbridge. As such, the Human Resources and Compensation Committee of the board of directors of Enbridge, or the HRC Committee, approves the elements of compensation of these individuals based on the recommendation of the chief executive officer of Enbridge, considering their positions within Enbridge on an enterprise-wide basis. Each of these executive officers completes a self-assessment. The chief executive officer of Enbridge documents the performance of each Enbridge executive officer during the year, reviews the compensation data provided by an outside consultant to the HRC Committee and makes a recommendation to the HRC Committee on the elements of compensation for those individuals. The HRC Committee reviews and approves the performance and compensation recommendations of the chief executive officer of Enbridge with respect to these executive officers.

The HRC Committee does not have responsibility for reviewing or approving compensation for employees, on an individual basis, who are not a part of Enbridge’s executive leadership team. Each business unit develops a salary increase budget recommendation, in consultation with Enbridge’s corporate compensation department, based on a competitive analysis of the labor market for that business unit. These recommendations are presented, in summary and on a business unit basis, to the HRC Committee for approval. Individual salary increases are implemented after the HRC Committee approves the overall budget. Compensation adjustments for senior leadership in the various business units, of which we are one, are recommended by their supervisors and reviewed by the executive leadership team in the aggregate before being recommended to the HRC Committee. Enbridge’s executive leadership team, its chief executive officer and the HRC Committee do not review the elements of compensation for Messrs. McGill and Maki on an individual basis. The managing director of our general partner and Enbridge Management makes compensation recommendations for Messrs. McGill and Maki, which are subject to the Enbridge enterprise-wide review process described above. Enbridge’s chief executive officer approves the aggregate of all individual salary increase recommendations, on an enterprise-wide basis, to ensure that compensation expense is within the budget approved by the HRC Committee. Each of the NEOs provides services to other affiliates of Enbridge and, therefore, their compensation is determined on the basis of their overall performance with respect to Enbridge and all of its affiliates and not solely based on their performance with respect to us.

We are a partnership and not a corporation for U.S. federal income tax purposes, and therefore, are not subject to the executive compensation tax deductible limitations of Internal Revenue Code §162(m). Accordingly, none of the compensation paid to our NEOs is subject to this limitation.

For a more detailed discussion of the compensation policies and philosophy of Enbridge, we refer you to a discussion of those items as set forth in the Executive Compensation section of the Enbridge “Management Information Circular,” or MIC, on the Enbridge website at www.enbridge.com. The Enbridge MIC is produced by Enbridge pursuant to Canadian securities regulations and is not incorporated into this document by reference or deemed furnished or filed by us under the Exchange Act. We refer to the MIC to provide our investors with an understanding of the compensation policies and philosophy of the ultimate parent of our general partner.

Elements of Compensation

The HRC Committee sets the compensation philosophy of Enbridge, which is approved by Enbridge’s board of directors. Enbridge has a pay-for-performance philosophy and programs that are designed to be aligned with the interests of Enbridge, on an enterprise-wide basis, as well as the interests of Enbridge’s shareholders. A significant portion of total direct compensation of Enbridge’s senior management is dependent on actual performance measured against short and longer-term performance goals of Enbridge, enterprise-wide, which are approved by the board of directors of Enbridge. As a business unit of Enbridge, we contribute to Enbridge’s overall growth, earnings and attainment of performance goals. The elements of total compensation of senior management of Enbridge, which include Messrs. Letwin, Wuori and Monaco, are:

•	Base Salary – to provide a fixed level of compensation for performing day-to-day responsibilities, competency and for attraction and retention.

•

Short-term incentive – to provide a competitive, performance-based cash award based on pre-determined corporate, business unit and individual goals that measure the execution of the business strategy over a one-year period.

•

Longer-term incentives – to recognize longer-term contribution and provide a competitive, performance-based component of compensation through performance stock units, performance-based stock options and incentive stock options with respect to Enbridge common shares; to facilitate attraction and retention; and to align long-term compensation with shareholder value.

•	Benefits – to provide security pertaining to health and welfare risks in a flexible manner to meet individual needs.

•	Savings plan – to promote share ownership of Enbridge and to provide the opportunity to save additional funds either for retirement or to achieve other financial goals.

•	Pension plan – to provide a competitive retirement benefit.

•	Perquisites – to provide a competitive allowance to offset expenses largely related to the executive’s role.

•	Employment agreements – to provide specific total compensation terms in situations of involuntary termination or change of control.

The elements of compensation for Messrs. McGill and Maki are similar to those described above, except that neither has an employment agreement, and they are not eligible for performance-based stock options. The HRC Committee makes determinations as to whether the enterprise-wide performance goals have been met and if adjustments are necessary to more accurately reflect whether those goals have been met or exceeded. For example, the HRC Committee may determine to disregard a non-cash gain or loss reflected in our results of operations that resulted from mark-to-market accounting for our derivative activities in determining whether certain goals have been met.

Base pay for the NEOs reflects a balance of market conditions, role, individual competency and attraction and retention considerations and takes into account compensation of peer companies. Increases in base pay for all NEOs except Mr. Monaco were based primarily on competitive considerations; the increase for Mr. Monaco also reflected the change in his responsibility and position.

Enbridge’s short-term incentive plan (“STI Plan”) is designed to provide incentive and to reward the achievement of goals that are aligned with Enbridge’s annual business plan. Awards under the plan are based on performance relative to goals achieved at the corporate (Enbridge) level, business unit level and individual level. Performance relative to goals in each of these areas is reflected on a scale of zero to two; zero indicates performance was below threshold levels, one indicates that goals were achieved and two indicates performance was exceptional. The award is expressed as a percentage of base salary and is calculated as follows:

Corporate target incentive opportunity x (0-2)

+	Business unit target incentive opportunity x (0-2) (where applicable)

+	Individual target incentive opportunity x (0-2)

=	STI award (expressed as a percentage of base salary)

The calculated STI award may be adjusted for Messrs. Letwin, Wuori and Monaco by a recommendation of the chief executive officer of Enbridge to the HRC Committee, which must approve any such recommendation. The managing director of our general partner and Enbridge Management may recommend adjustments to the calculated STI award for Messrs. McGill and Maki, which recommendations are reviewed by Enbridge’s executive leadership team for fairness and consistency with enterprise-wide compensation.

Enbridge has three plans that make up its longer-term incentive program for senior management: a performance stock unit plan (“PSU Plan”), a performance-based stock option plan (“PBSO Plan”) and an incentive stock option plan (“ISO Plan”). Only the named executive officers of Enbridge, including Messrs. Letwin, Wuori and Monaco, are eligible to receive grants under the PBSO Plan.

Enbridge believes that the combination of these longer-term incentive plans aligns a component of executive compensation with the interests of Enbridge’s shareholders beyond the current year. The longer-term incentive plans balance medium- and longer-term interests through varied terms: three years for awards under the PSU Plan, eight years for grants under the PBSO Plan and ten years for grants under the ISO Plan. In addition, a significant percentage of the value of the annual long-term incentive awards to the NEOs is contingent on meeting performance criteria, share price targets under the PBSO Plan and performance measures under the PSU Plan. The total target long-term incentive opportunity for the NEOs, expressed as a percentage of base salary and its components are as follows:

NEO	Total Target Long-Term Incentive Opportunity	PBSO %	PSU %	ISO %
Stephen J.J. Letwin	150	60	45	45

Terrance L. McGill	65	0	19.5	45.5

Stephen J. Wuori	150	60	45	45

Mark A. Maki	50	0	15	35

Al Monaco	150	60	45	45

Actual award values, expressed as a percentage of base salary, may be zero to 150% of the target long-term incentive opportunity, based on individual performance history, succession potential, retention considerations and market competitiveness.

Service Agreements and Allocation of Compensation to the Partnership

As discussed above, our general partner, Enbridge Management and affiliates of Enbridge provide managerial, administrative, operational and director services to us pursuant to service agreements and we reimburse them for the costs of such services. Through an operational services agreement among Enbridge, affiliates of Enbridge and us, we are charged for the services of executive management resident in Canada, including the services of two of our NEOs. Through a general and administrative services agreement among us, our general partner, Enbridge Management and Enbridge Employee Services, Inc., a subsidiary of our general partner, which we refer to as EES, we are charged for the services of executive management resident in the United States, including three of our NEOs. See “Other Related Party Transactions” for a discussion of these two agreements.

In connection with our annual budget process, we determine a budgeted allocation rate, which represents an estimated average percentage of expected time that will be spent by each of our NEOs on our business during the succeeding year. The NEOs provide input as to what those estimated percentages should be. Those estimates are revised each year based on historical experience and business plans for the following year. The NEOs do not keep logs of their time spent on EEP matters. Since the allocation rate is estimated, the actual time spent by an NEO on our behalf may vary from the budgeted allocation rate, and we may be allocated more or less of that NEO’s compensation than the actual percentage of his time spent on our behalf in a given year. At the end of each of 2006, 2007 and 2008, we did not believe any adjustments were necessary for the amounts we reimbursed to Enbridge and its affiliates for the portion of the NEOs’ compensation allocated to us. For 2008, the time estimated to be spent by each of the NEOs on EEP matters was:

Stephen J. J. Letwin – 30.0%

Terrance L. McGill – 84.7%

Stephen J. Wuori – 8.7%

Mark A. Maki – 84.7%

Mr. Monaco was not an officer of our general partner or Enbridge Management at the time the 2008 budget was approved, and none of his time was budgeted to be spent on EEP matters.

With respect to services provided under the operational services agreement, as part of the annual budget process, we, Enbridge and affiliates of Enbridge, which we refer to as the Canadian service providers, agree on the amount to be allocated to us, which represents an estimate of a pro-rata reimbursement of each Canadian service provider’s estimated annual departmental costs, net of amounts charged to other affiliates and amounts identifiable as costs of that Canadian service provider. The Canadian service providers charge us a monthly fixed fee based on the budgeted amount.

With respect to services provided under the general and administrative services agreement, base salary costs of EES are allocated to us based on the percentage of time spent by EES employees, including three of the NEOs, on our behalf compared with the total time of all EES employees. We also are allocated a portion of the equity-based compensation expense of EES as determined in accordance with U.S. GAAP. Pension expenses of EES (other than expenses under Enbridge’s nonqualified supplemental pension plan for U.S.-domiciled employees, which we refer to as the SPP) are allocated to us based on the proportion that the total headcount of EES employees assigned to us bears to the total headcount of EES. For this purpose, an employee of EES is deemed to be assigned to us if he or she works on assets we own. Pension expenses of EES attributable to the SPP are allocated to us based upon the average budgeted allocation rate. EES allocates to us that portion of its compensation expense for the STI Plan equal to the total salaries of employees who perform work for us multiplied by the average budgeted allocation rate divided by EES’s total salary expense. See “Other Related Party Transactions”.

The compensation of our NEOs included in the tables below is established by Enbridge as described above. We have included in the following tables the full amount of compensation and related benefits provided for each of the NEOs for 2008, 2007 and 2006, together with the budgeted estimate of the approximate time spent by each NEO on our behalf and the approximate amount of compensation cost allocated to us for the years ended December 31, 2008, 2007 and 2006. Since the amount of NEO compensation allocated to us is based on estimates of time spent on our behalf by the particular NEO, the compensation amounts allocated to us may not exactly reflect the amount of time that a certain NEO devoted to our business.

Annex B

OTHER RELATED PARTY TRANSACTIONS

Service Agreements

As discussed in “Compensation Discussion and Analysis—Service Agreements and Allocation of Compensation to the Partnership”, our general partner, Enbridge Management, Enbridge and affiliates of Enbridge provide managerial, administrative, operational and director services to us pursuant to service agreements, and we reimburse them for the costs of those services. Through an operational services agreement among Enbridge, Enbridge Operational Services, Inc., or EOSI, and Enbridge Pipelines, Inc., or EPI, both subsidiaries of Enbridge, all of whom we refer to as the Canadian service providers, and us, we are charged for the services of Enbridge employees resident in Canada. Through a general and administrative services agreement among us, our general partner, Enbridge Management and Enbridge Employee Services, Inc., a subsidiary of our general partner, which we refer to as EES, we are charged for the services of employees resident in the United States.

Operational Services Agreement

With respect to services provided under the operational services agreement, as part of the annual budget process, we and the Canadian service providers agree on the amount to be allocated to us, which is an estimate of a pro-rata reimbursement of each Canadian service provider’s estimated annual departmental costs, net of amounts charged to other affiliates and amounts identifiable as costs of that Canadian service provider. The Canadian service providers charge us a monthly fixed fee based on the budgeted amount. Under the operational services agreement, our general partner and Enbridge Management pay the Canadian service providers a monthly fee determined in the manner described above. At the request of Enbridge Management, the fee for these operational services provided to it in its capacity as the delegate of our general partner are billed directly to us. Enbridge Management and our general partner may request that the Canadian service providers provide special additional operational services for which each, as appropriate, agrees to pay costs and expenses incurred by the Canadian service provider in connection with providing the special additional operational services. The types of services provided under the operational services agreement include:

•	executive, administrative and other services on an “as required” basis;

•	monitoring transportation capacity, scheduling shipments, standardizing integrity, maintenance and other operational requirements;

•	addressing regulatory matters associated with the liquids pipeline operations;

•	providing monthly measurement information, forecasts, oil accounting, invoicing and related services;

•	computer application development and support services, including liquid pipelines’ control center operations;

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•	electrical power requirements and costs for system operations;

•	patrol and aircraft services; and

•	any other operational services required to operate existing systems and any additional systems acquired by us.

Each year, the Canadian service providers prepare annual budgets by departmental cost center for their respective operations. After establishing a budget for the following year, the costs associated with each department are allocated to us, our general partner, Enbridge Management and other Enbridge affiliates using one of the following three methods:

•	Capital assets employed as a percentage of Enbridge-wide capital assets;

•	Time-based estimates; or

•	Full-time-equivalent (FTE)/headcount as a percentage of Enbridge-wide FTEs.

Once the allocation is completed, management of our general partner and Enbridge Management evaluate and review the reasonableness of the amount and discuss it with management of the Canadian service providers. Together, they determine the reasonableness of the allocation amount as part of the annual budget review process. In addition, the allocation amounts are included in the presentation materials provided to the boards of directors of Enbridge Management and our general partner for their approval. Once approved by the boards of directors, this amount becomes the fixed fee that will be charged in fixed monthly amounts to us, our general partner and Enbridge. Each month, we reimburse the Canadian service providers for the scheduled monthly fixed fee. This fixed fee includes a portion of the compensation costs of individuals that serve as officers and directors of our general partner and Enbridge Management in managing our business and affairs. See Item 11. Executive Compensation.

The total amount reimbursed by us pursuant to the operational services agreement for the year ended December 31, 2008 was $62.3 million.

General and Administrative Services Agreement

We, Enbridge Management and our general partner receive services from EES under the general and administrative services agreement. Enbridge (U.S.) Inc. is also a party to this agreement. Under this agreement, EES provides services to us, Enbridge Management and our general partner and charges each recipient of services, on a monthly basis, the actual costs that it incurs for those services. Our general partner and Enbridge Management may request that EES provide special additional general services for which each, as appropriate, agrees to pay costs and expenses incurred by EES in connection with providing the special additional general services. The types of services provided under the general and administrative services agreement include:

•	accounting, tax planning and compliance services, including preparation of financial statements and income tax returns;

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•	administrative, executive, legal, human resources and computer support services;

•	insurance coverage;

•	all administrative and operational services required to operate existing systems and any additional systems acquired by us and operated by EES; and

•

facilitate the business and affairs of Enbridge Management and us, including, but not limited to, public and government affairs, engineering, environmental, finance, audit, operations and operational support, safety/compliance and other.

EES captures all costs that it incurs for providing the services by cost center in its financial system. The cost centers are determined to be “Shared Service”, “Enbridge Energy Partners, L.P. only” or “Non-Enbridge Energy Partners, L.P.” Shared Service cost centers are used to capture costs that are not specific to a single U.S. Enbridge entity but are shared among multiple U.S. Enbridge entities. The costs captured in the cost centers that are specific to us are charged in full to us. The costs captured in cost centers that are outside of our business unit are charged to other Enbridge entities.

The general method used to allocate the Shared Service costs is established through the budgeting process and reimbursed as follows:

•	Each cost center establishes a budget.

•	Each cost center manager estimates the amount of time the department spends on us and entities that are not directly affiliated with us.

•	Costs are accumulated monthly for each cost center.

•	The actual costs accumulated monthly by each cost center are allocated to us or entities that are not directly affiliated with us based on the allocation model.

•	We reimburse EES for its share of the allocated costs.

The cost center allocations charged to us as described above include a portion of the compensation costs for individuals who serve as officers and directors of our general partner and Enbridge Management in managing our business and affairs. See Item 11. Executive Compensation.

The total amount reimbursed by us pursuant to the general and administrative services agreement for the year ended December 31, 2008 was $207.5 million.

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